Ecopetrol S.A. 2010 Dividend Distribution Policy and Announcement of Ex-Dividend Period

Project proposes to distribute 70.31% of 2010 net income, or a dividend per share of COP$145, payable in 3 installments.

BOGOTA, Colombia, March 2, 2011 /PRNewswire/ -- Ecopetrol, S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP), in compliance with Resolution 400 of 1995 (subsequently replaced by Decree 3139 of 2006) and External Circular No. 003 of 2007 of the Superintendence of Finance, announces its dividend distribution policy for 2010 to be presented for consideration by the Company's Shareholders at the General Shareholders Assembly to be held March 24, 2011.

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DIVIDEND DISTRIBUTION POLICY
YEAR 2010 (COP$)
Net income after income tax provision and others	$8,346,097,349,942
Less: Appropriation for Statutory Reserve (10%)	$(834,609,734,994)
Less: Reserve for Business Group Unrealized Income*	$(571,853,700,000)
Less: Regulatory Decree 2336/95 Reserve (valuation at market prices)	$(96,695,147,855)
Income available to Shareholder General Assembly	$6,842,938,767,093
It is proposed that the distribution be carried out as follows:
For payment of dividends debited to income of period (70.31% of Net Income)	$5,868,514,325,288
Reserve for dividend payment stock issues 2011	$480,813,449,553
Occasional reserve new exploration projects	$493,610,992,252

Total dividend to be paid per share	$145.00
* Unrealized income: Income generated by companies of the Business Group other than Ecopetrol S.A.

The ordinary dividend would be paid in three (3) installments: COP$49 per share starting on April 25, 2011, COP$48 per share starting on August 25, 2011 and COP$48 per share starting on December 15, 2011.

Ex-dividend period

In accordance with External Circular No. 13 of 1998 of the Superintendence of Securities, the ex-dividend period corresponds to the ten (10) stock market business days prior to the date of the corresponding dividend payment. Therefore, those persons who buy stock during this period will not be entitled to receive dividends on the relevant dividend payment date. The stockholders who are registered as holders of shares prior to each ex-dividend period will be entitled to receive dividends on the relevant dividend payment date.

Ecopetrol is Colombia's largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

CONTACT: Investor Relations: Alejandro Giraldo, +011-571-234-5190, investors@ecopetrol.com.co; or Media Relations (Colombia): Mauricio Tellez, +011-571-2345377, Fax: +011-571-2344480, mtellez@ecopetrol.com.co